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04004870

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SEC FILE NUMBER
8- 30993

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH, D.C. 158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Beaconsfield Financial Services, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 W. Mall Plaza, Suite 204
(No. and Street)

Carnegie (City) PA (State) 15106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard King Rainier 412-276-5600 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nicksich, Joseph Paul
(Name — if individual, state last, first, middle name)

453 Wall Avenue (Address) Wall (City) PA (State) 15148 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard King Rainier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beaconsfield Financial Services, Inc, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notarial Seal
Howard T. Gilfillan, Notary Public
Pittsburgh, Allegheny County
My Commission Expires July 8, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

Independent Auditor's Report

To the Board of Directors
Beaconsfield Financial Services, Inc.
Carnegie, Pennsylvania

We have audited the accompanying balance sheet of Beaconsfield Financial Services, Inc. as of December 31, 2003, and the related statements of earnings and retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beaconsfield Financial Services, Inc. as of December 31, 2003, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph P. Nicksich, P.C.
Wall, Pennsylvania
February 23, 2004

BEACONSFIELD FINANCIAL SERVICES, INC.
BALANCE SHEET
DECEMBER 31, 2003

CURRENT ASSETS	
Cash and Cash Equivalents	$ 27,792
Accounts Receivable, Commissions	82,468
Accounts Receivable, Clearance Accounts	25,000
Prepaid Expenses	3,387
Investment, At Market - Note A	76,200
Total Current Assets	214,847
PROPERTY AND EQUIPMENT	
Furniture and Fixtures	34,374
Less: Accumulated Depreciation	33,148
Net Property and Equipment	1,226
Total Assets	$ 216,073
CURRENT LIABILITIES	
Accounts Payable	15,393
Commissions Payable	88,857
Salaries Payable	3,395
Total Current Liabilities	107,645
STOCKHOLDERS' EQUITY	
Common Stock, $.50 Par Value 100,000 Shares Authorized, 38,000 Shares Issued and Outstanding	19,000
Retained Earnings	89,428
Total Stockholders' Equity	108,428
Total Liabilities and Stockholders' Equity	$ 216,073

The accompanying notes are an integral part of these financial statements.

BEAConsfield FINANCIAL SERVICES, INC.
STATEMENT OF EARNINGS AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

INCOME	
Commissions	$ 1,544,103
Other	1,361
Total Income	1,545,464
OPERATING, GENERAL & ADMINISTRATIVE	
Operating Expenses	1,488,438
General & Administrative Expenses	56,144
Total Operating, General and Administrative	1,544,582
Net Income From Operations	882
OTHER INCOME	
Interest	70
Dividends	744
Total Other Income	814
Net (Loss)	1,696
Beginning Retained Earnings	87,732
Ending Retained Earnings	$ 89,428

The accompanying notes are an integral part of these financial statements.

BEACONSFIELD FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

FROM OPERATING ACTIVITIES	
Net Profit	$ 1,696
Adjustment to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	6,782
Increase (Decrease) from Changes In:	
Accounts Receivable	(47,990)
Prepaid Expenses	(1,500)
Investments	(727)
Commissions payable	35,237
Salary Payable	3,395
SEP Payable	(31,065)
Accounts Payable	15,393
NET CASH USED IN OPERATING ACTIVITIES	(18,779)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of Equipment	(6,291)
NET CASH USED IN INVESTING ACTIVITIES	(6,291)
NET DECREASE IN CASH	(25,070)
CASH BALANCE AT BEGINNING OF YEAR	52,862
CASH BALANCE AT END OF YEAR	$ 27,792

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BACKGROUND INFORMATION

Beaconsfield Financial Services, Inc. was organized and incorporated in the Commonwealth of Pennsylvania on October 25, 1983. The Company's initial capitalization provided for it to have the authority to issue 100,000 shares of common stock with a par value of fifty cents per share.

The Company is in the financial services industry and complies with all local, state and governmental rules and regulations.

Revenues are reported as earned and costs as incurred in accordance with generally accepted accounting principles.

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis, generally the fifth business day after trade date.

SECURITIES VALUATION

Securities held in firm trading and investment accounts are valued at market, and securities not readily marketable are valued at fair value as determined by management.

FULLY DISCLOSED BASIS

The Corporation is associated with Mesirow & Company, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Corporation and its customers. As such, the Corporation is exempt from the requirements to maintain a special reserve bank account for the exclusive benefit of customers, as prescribed by Rule 15c3-3.

PROPERTY AND EQUIPMENT

Depreciation of property and equipment is provided by the use of accelerated cost recovery methods and amounted to $6782 for the year ended December 31, 2003.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The cost of the assets sold, retired, or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

Expenditures for maintenance and repairs are charged against operations. Renewals and improvements that materially extend the life of the assets are capitalized.

INCOME TAXES

There is no provision for Corporate income taxes for the year ending December 31, 2003.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c(3) (1) of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance of $50,000.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a-5 (d) (4) required reporting on any material differences between the audited computation and the Company's computation. There were no material differences at December 31, 2003.

NOTE C – LEASE COMMITMENTS

The company leases office space under a renewable lease agreement. Minimum rental commitments are approximately $19,000 for 2004.

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Beaconsfield Financial Services, Inc.

We have audited the accompanying financial statements of Beaconsfield Financial Services, Inc. as of and for the year ended December 31, 2003 and have issued our report thereon dated February 23,2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph P. Nicksich

Joseph P. Nicksich, P.C.
Wall, Pennsylvania
February 23, 2004

BEACONSFIELD FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2003

Net Capital:		
Total Stockholders' Equity	$	108,428
Less: Prepaid Expenses		3,387
: Other Investments Not Readily Marketable		6,100
: Fixed Assets (Net Book Value)		1,226
Total Non-Allowable Assets		10,713
Net Capital Before Haircuts on Securities Positions		97,715
Haircuts on Securities:		
Other Securities		5,967
Net Capital		91,748
Capital Requirements		50,000
Net capital in Excess of Minimum Requirements	$	41,748
Aggregate Indebtedness	$	107,645
Ratio of Aggregate Indebtedness to Net Capital		1.773

The accompanying notes are an integral part of these financial statements.

BEACONSFIELD FINANCIAL SERVICES
SCHEDULE II - DETAIL OF OPERATING AND GENERAL AND ADMINSTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31,2003

OPERATING EXPENSES	
Advertising	$ 10,293
Commissions	1,125,053
Depreciation	6,782
Equipment Rental	14,633
Insurance	20,173
Internet Access	3,584
Payroll Taxes	15,149
Regulatory Expenses	9,849
Rent	17,700
Repairs	1,828
Retirement Plan	33,738
Selling Expense	11,691
Telephone	13,023
Wages	204,942
	$ 1,488,438

GENERAL AND ADMINISTRATIVE	
Auto Expense	$ 15,181
Bank Charges	8
Contributions	861
Dues and Subscription	7,728
Legal and Accounting	800
Miscellaneous	150
Office Supplies and Expense	14,498
Outside Services	484
Postage	8,608
Travel and Entertainment	7,826
	$ 56,144

The accompanying notes are an integral part of these financial statements.

EXHIBIT A – INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Beaconsfield Financial Services, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Beaconsfield Financial Services, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under the standards established by the American Institute of

Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Joseph P. Nicksich, P.C.
Wall, Pennsylvania
February 23, 2004

FORM X-17A-5	# FOCUS REPORT **(Financial and Operational Combined Uniform Single Report)** **Part IIA 5th FOCUS** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: BEACONSFIELD FINANCIAL SERVICE [0013]

SEC File Number: 8- 30993 [0014]

Address of Principal Place of Business: 101 W. MAIN STREET [0020]

CARNEGIE [0021] PA [0022] 15106 [0023]

Firm ID: 14634 [0015]

For Period Beginning 01/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: RAINIER BETTY, SECRETARY [0030] Phone: (412) 276-5600 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	27,792 [0200]		27,792 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	25,000 [0295]		
B. Other	[0300]	[0550]	25,000 [0810]
3. Receivables from non-customers	82,468 [0355]	[0600]	82,468 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	70,100 [0424]		
E. Spot commodities	[0430]		70,100 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	6,100 [0610]	6,100 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities [0150]			
B. Other securities [0160]			

7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. **Exempted securities** [0170]			
	B. **Other securities** [0180]			
8.	Memberships in exchanges:			
	A. **Owned, at market** [0190]			
	B. **Owned, at cost**		[0650]	
	C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	1,226 [0680]	1,226 [0920]
11.	Other assets	[0535]	3,387 [0735]	3,387 [0930]
12.	**TOTAL ASSETS**	205,360 [0540]	10,713 [0740]	216,073 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	107,645 [1115]	[1305]	107,645 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	107,645 [1230]	0 [1450]	107,645 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ________ [1020])	[1780]
23. Corporations:	
A. **Preferred stock**	[1791]
B. **Common stock**	19,000 [1792]
C. **Additional paid-in capital**	[1793]
D. **Retained earnings**	89,428 [1794]
E. **Total**	108,428 [1795]
F. **Less capital stock in treasury**	[1796]
24. TOTAL OWNERSHIP EQUITY	108,428 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	216,073 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
01/01/2004 [3932]	12/31/2004 [3933]	12 [3931]

REVENUE

1.	Commissions:		
	a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	69,968 [3935]
	b.	**Commissions on listed option transactions**	802 [3938]
	c.	**All other securities commissions**	173,872 [3939]
	d.	**Total securities commissions**	244,642 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	**From market making in options on a national securities exchange**	[3945]
	b.	**From all other trading**	[3949]
	c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		848,677 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		452,959 [3995]
9.	Total revenue		1,546,278 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers			150,000 [4120]
11.	Other employee compensation and benefits			1,179,997 [4115]
12.	Commissions paid to other broker-dealers			[4140]
13.	Interest expense			[4075]
	a.	**Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses			9,848 [4195]
15.	Other expenses			204,737 [4100]
16.	Total expenses			1,544,582

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		1,696 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		1,696 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	655 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 28816 [4335A]	MESIROW FINANCIAL, INC. [4335A2]	All [4335B]
8- ______ [4335C]	[4335C2]	[4335D]
8- ______ [4335E]	[4335E2]	[4335F]
8- ______ [4335G]	[4335G2]	[4335H]
8- ______ [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		108,428 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		108,428 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		108,428 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	10,713 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-10,713 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		97,715 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		5,967 [3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-5,967 [3740]
10. Net Capital			91,748 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	7,176 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	41,748 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	80,983 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			107,645 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	

	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			107,645 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 117 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			106,732 [4240]
	A.	Net income (loss)		1,696 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			108,428 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]